GIVEN
  IMAGING
[Graphic Omitted]


For Immediate Release
For further information contact:

Yuval Yanai                             or             Fern Lazar/David Carey
Given Imaging Ltd.                                     Lazar Partners Ltd.
                                                       1-(866) GIVEN-IR
                                                       flazar@lazarpartners.com/
                                                       dcarey@lazarpartners.com


                      GIVEN IMAGING REPORTS THIRD QUARTER
                           AND NINE MONTH 2005 RESULTS

                 - Quarterly sales grow 36% to $19.8 million -

                 - Third quarter earnings per share of $0.07 -

                    - Gross profit reaches record of 76.7% -

YOQNEAM, Israel, November 7, 2005 - Given Imaging Ltd. (NASDAQ: GIVN) today announced third quarter and nine month results for the period ended September 30, 2005.

Worldwide sales of the Given(R) Diagnostic System and Given(R) PillCam video capsules reached $19.8 million in the third quarter of 2005, a 36% increase over sales of $14.6 million in the third quarter of 2004. Operating income in the third quarter of 2005 was $1.2 million, compared to an operating loss of $256,000 in the same period in 2004. Gross profit in the third quarter of 2005 reached a record 76.7% of revenues, compared to 75.1% in the third quarter of 2004. The company recorded a net profit for the quarter of $1.94 million, or $0.07 per share on a diluted basis, compared to a net profit of $114,000 in the third quarter of 2004. Cash and marketable securities at the end of the third quarter of 2005 totaled $80.9 million.

"We are pleased with the third quarter performance and our ability, despite the typical summer seasonality, to grow our U.S PillCam SB sales by 46% from the third quarter of 2004 and achieve record gross profit" said Gavriel D. Meron, president and CEO of Given Imaging.

For the nine month period ended September 30, 2005, sales were $62.3 million reflecting a 45.6% increase over sales of $42.8 million in the same period in 2004. Gross profit for the nine month period was 74.2% compared to 73.9% in the first nine months of 2004. Operating income in the first nine months of 2005 was $1.86 million, compared to an operating loss of $300,000 in the same period in 2004. Net income for the first nine months of 2005 was $2.82 million or $0.095 per share on a diluted basis compared to net income of $450,000, or $0.015 per share, on a diluted basis in the same period of 2004. The net profit for the nine month period included a special provision recorded in the second quarter, net of tax benefits, of $1.2 million for certain taxes related to our U.S. subsidiary and an adjustment of $600,000 in the valuation allowance for U.S. income tax benefits available in future periods. Excluding the aforementioned provisions, net income was $4.55 million or $0.15 per share on a diluted basis.

Third Quarter 2005 Revenue Analysis

The geographic breakdown of third quarter 2005 sales is as follows:

(Millions of U.S. dollars)
United States     $14.5
Europe and ROW    $ 5.3

During the quarter, the number of PillCam SB capsules sold and reordered reached record levels. Reorders of PillCam SB grew to 31,453, up 48.9% from the third quarter of 2004, and total PillCam SB capsules sold in the quarter grew to 32,767, 46.2% higher than the third quarter of 2004. Sales of Given(R) Diagnostic Systems totaled 153 for the third quarter of 2005, compared to 129 systems in the third quarter of 2004. The increase resulted primarily from increased system sales in the United States, where system sales in this quarter totaled 114, up 34.1% from 85 systems sold in the United

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

States in the third quarter of 2004. PillCam ESO reorders were still insignificant during the quarter as the efforts to gain reimbursement coverage are ongoing, but still have not achieved the expected results. However, it is noteworthy that numerous payers are covering the ESO procedure on a case-by-case basis.

Supplemental third quarter data can be found at www.givenimaging.com in the Investor section.

Third Quarter and Recent Highlights

New Products Update

     o Given launched its RAPID 4 software at the World Congress of Gastroenterology (WCOG) and other meetings. RAPID 4 offers new physician-friendly features and powerful tools which make it easier to read and interpret the images captured from the PillCam SB and PillCam ESO video capsules. RAPID 4 is pending clearance from the U.S. Food and Drug Administration (FDA).

     o Given announced that it is finalizing the development of a third generation PillCam SB that will double the frame rate from two to four images per second and will offer enhanced viewing capacity, while at the same time increasing the capsule's operational capture time from eight to nine hours. The new capsule will incorporate new optical and image sensor technology to provide superior image quality. The new PillCam SB is expected to be commercially available in 2006.

Medical Conference Participation

During the third quarter, Given Imaging participated in four important gastroenterology meetings. New clinical data was presented in numerous papers supporting use of PillCam in both new and existing indications, as highlighted below.

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

The World Congress of Gastroenterology (WCOG)

Thirteen scientific abstracts were presented on capsule endoscopy in Montreal, Canada on September 10-14. Two important studies were presented concluding that PillCam SB capsule endoscopy should be used for diagnosing the cause of unexplained iron deficiency anemia (IDA) to obtain a definitive diagnosis. In addition, Given Imaging sponsored a clinical symposium attended by more than 200 physicians, at which lectures on use of PillCam for detection of small bowel tumors, celiac disease and esophageal disorders were presented.

Australian Gastroenterology Week (AGW) October 19-22

Attended by more than 1,400 delegates from Australia and New Zealand, AGW 2005 featured more than 8 oral presentations and 11 posters on PillCam SB capsule endoscopy.

United European Gastroenterology Week (UEGW)

Sixteen oral and poster presentations on PillCam endoscopy were presented at UEGW in Copenhagen, Denmark, October 15-19. Highlights included one study recommending use of the PillCam SB video capsule as a first line diagnostic tool in patients with suspected small bowel Crohn's Disease (CD) and additional clinical studies that showed PillCam SB's value in improving clinical and therapeutic outcomes.

American College of Gastroenterology (ACG)

Attended by more than 3,800 physicians, more than 30 abstracts using PillCam capsule endoscopy were presented at the ACG annual meeting which took place in Hawaii from October 31 to November 2. Included were three independent PillCam SB studies of more than 670 patients which showed that capsule endoscopy not only identifies small bowel tumors and previously undetected Crohn's disease, but also leads to meaningful changes in patient management.

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

Capsuleendoscopy.org

This educational web portal dedicated to capsule endoscopy, now has 1,750 members from more than 70 countries who have enrolled at the site.

CMS Coding for PillCam ESO

The Centers for Medicare and Medicaid Services (CMS) determined that hospital coding for PillCam ESO is described by the American Medical Association's (AMA) common procedural terminology (CPT) code 91110, along with modifier 52. For Medicare patients, hospitals can now report PillCam ESO procedures using CPT 91110-52, giving them a uniform mechanism for reporting Medicare claims for the PillCam ESO. For physicians, the AMA issued coding guidance when reporting claims for PillCam ESO. Physicians are instructed to use CPT 91299; miscellaneous diagnostic gastroenterology procedure unless otherwise directed by the payer. Since the 52 modifier will only allow 50% of the fee to be paid as of January 1st 2006, a request to the AMA for a dedicated CPT code, supported by the ASGE and the AGA, has been submitted on November 7, and a decision is expected by CMS at the end of 2006, to be implemented as of January 1, 2007.

Inscope $10 million Milestone Achieved

At the end of the third quarter Given Imaging achieved a $10 million milestone payment from Ethicon Endo-Surgery following the sale of the 500th workstation since the FDA approved PillCam ESO in November 2004. The milestone (included in other receivables and deferred income) will be recorded on a straight line basis over the 15 year life of the agreement as a reduction in marketing expenses.

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

2005 Guidance Reiteration

Given Imaging reiterates full year 2005 guidance as follows:

                                                Full Year              Q4
                                                ---------              --

Revenues ($ million)                           $84.0 - 90.0        21.7 - 26.7
                                                                   -----------
Earnings per share (on a diluted basis)       $0.15 - $0.26       $0.07 - $0.18
                                                                  -------------

Third Quarter Webcast Information


Given Imaging will host a conference call tomorrow, Tuesday, November 8, 2005, at 9:00 am Eastern Time to discuss third quarter 2005 results. To participate in the teleconference, please dial 800-289-0494 fifteen minutes before the conference begins. International callers should dial 913-981-5520. The call will also be webcast live at www.givenimaging.com. A replay of the call will be available for thirty days on the company's website or until November 15, 2005 by dialing 888-203-1112. International callers should dial 719-457-0820. The replay participant code is 2567774.

About Given Imaging

Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company is developing a complete line of PillCam(TM) video capsules for detecting disorders of the gastrointestinal tract. The company's technology platform is the Given(R) Diagnostic System, featuring the PillCam video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient. The PillCam(TM) SB capsule is the only naturally ingested method for direct visualization of the entire small intestine. It is currently marketed in the United States and in more than 50 other countries and has benefited more than 260,000 patients worldwide. The PillCam(TM) ESO video capsule, which provides visual examination of the esophagus, has been cleared for marketing by the FDA. Additional capsules for visualization of the stomach and colon are under development. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel; it has direct sales and marketing operations in the United States, Germany and France, and local offices in Japan, Spain and Australia. For more information, visit http://www.givenimaging.com.

This press release contains forward-looking statements about Given Imaging, including projections about our business and our future revenues, expenses and profitability, within the

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

meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, quarterly variations in operating results, the impact of the newly adopted SFAS 123R for expensing option-based payments, the possibility of armed conflict or civil or military unrest in Israel and other risks disclosed in our filings with the U.S. Securities and Exchange Commission.
                                     # # #

                            (Financial tables follow)

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

GIVEN
  IMAGING
[Graphic Omitted]


              Given Imaging Ltd. and its Consolidated Subsidiaries
                           Consolidated Balance Sheets
                         In thousands except share data

                                                                            September 30,      December 31,
                                                                            -------------      ------------
                                                                                 2005              2004
                                                                            -------------      ------------
Assets
 Current assets
 Cash and cash equivalents                                                    $  58,900         $  80,861
 Accounts receivable:
   Trade (Net of provisions for doubtful debts of $411 and $115
    as of September 30, 2005 and December 31, 2004, respectively)                14,436            12,261
   Other                                                                         11,640             1,271
 Inventories                                                                     15,961            13,794
 Prepaid expenses                                                                 1,747               954
 Deferred taxes                                                                     849               737
 Advances to suppliers                                                              511               555
                                                                              ---------         ---------
 Total current assets                                                           104,044           110,433
                                                                              ---------         ---------

 Deposits                                                                           425               425

 Marketable securities                                                           21,628                 -

 Assets held for severance benefits                                               1,569             1,339

 Fixed assets, at cost, less accumulated depreciation                            13,933             9,862

 Other assets, at cost, less accumulated amortization                             2,246             2,165
                                                                              ---------         ---------
 Total assets                                                                 $ 143,845         $ 124,224
                                                                              =========         =========

Liabilities and shareholders' equity
Current liabilities
Current installments of obligation under capital lease                        $      11         $      11
Accounts payable:
  Trade                                                                           3,987             5,147
  Other                                                                          13,822             8,678
Deferred revenue                                                                  2,429             3,610
                                                                              ---------         ---------
Total current liabilities                                                        20,249            17,446
                                                                              ---------         ---------

Long-term liabilities
Deferred income                                                                  22,938             9,340
Obligation under capital lease, net                                                  38                48
Liability for employee severance benefits                                         1,912             1,596
                                                                              ---------         ---------
Total long-term liabilities                                                      24,888            10,984
                                                                              ---------         ---------
Total liabilities                                                                45,137            28,430
                                                                              ---------         ---------

Minority interest                                                                   374             1,177

Shareholders' equity                                                             98,334            94,617
                                                                              ---------         ---------
Total liabilities and shareholders' equity                                    $ 143,845         $ 124,224
                                                                              =========         =========

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
              Given Imaging Ltd. and its Consolidated Subsidiaries
                      Consolidated Statements of Operations
                  In thousands except share and per share data

                                                            Nine-month period ended   Three-month period ended  Year ended
                                                                 September 30,              September 30,       December 31
                                                               2005         2004         2005         2004          2004
                                                           -----------  -----------  -----------  -----------   -----------
                                                           (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)    (Audited)
                                                           -----------  -----------  -----------  -----------   -----------
Revenues                                                    $   62,376   $   42,807   $   19,841   $  14,594     $ 65,020
Cost of revenues                                               (16,070)     (11,154)      (4,618)     (3,636)     (17,734)
                                                           -----------  ------------  -----------  ----------   ----------

Gross profit                                                    46,306       31,653       15,223      10,958       47,286
                                                           -----------  ------------  -----------  ----------   ----------
Operating expenses
Research and development, gross                                 (6,079)      (5,456)      (2,061)     (2,119)      (7,363)
Royalty bearing participation                                      872          702          374         288        1,140
                                                           -----------  ------------  -----------  ----------   ----------

Research and development, net                                   (5,207)      (4,754)      (1,687)     (1,831)      (6,223)

Sales and marketing expenses                                   (32,227)     (22,588)      (9,778)     (7,705)     (33,652)
General and administrative expenses                             (7,013)      (4,644)      (2,539)     (1,678)      (6,916)
                                                           -----------  ------------  -----------  ----------   ----------

Total operating expenses                                      (44,447)      (31,986)     (14,004)    (11,214)     (46,791)
                                                           -----------  ------------  -----------  ----------   ----------

Operating profit (loss)                                          1,859         (333)       1,219        (256)         495
Financing income, net                                              155          102          519         165          956
                                                           -----------  ------------  -----------  ----------    ---------

Profit (loss) before taxes on income                             2,014         (231)       1,738         (91)       1,451
Taxes on income                                                      5            -          (53)          -          690
                                                           -----------  ------------  -----------  ----------   ----------

Profit (loss) before minority share                              2,019         (231)       1,685         (91)       2,141
Minority share in losses of subsidiary                             803          681          253         205          747
                                                           -----------  ------------  ----------- -----------   ----------

Net profit                                                  $    2,822   $      450   $    1,938   $     114     $  2,888
                                                           ===========  ============  ===========  ==========   ==========

Basic profit per Ordinary Share                             $    0.102   $    0.017   $    0.070   $   0.004     $  0.110
                                                           ===========  ============  ===========  ==========   ==========

Diluted profit per Ordinary Share                           $    0.095   $    0.015   $    0.065   $   0.004     $  0.100
                                                           ===========  ============  ===========  ==========   ==========

Weighted average number of Ordinary Shares
 outstanding used in basic profit per
 Ordinary Share calculation                                 27,736,989   26,332,954   27,829,442   27,404,098  26,633,964
                                                           ===========  ============  ===========  ==========  ===========

Weighted average number of Ordinary Shares
 outstanding used in diluted profit per
 Ordinary Share calculation                                 29,731,618   29,091,795   29,568,874   30,139,467  29,353,448
                                                           ===========  ============  ===========  ==========  ===========

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